December 30, 2008

Sasha Parikh
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission

Re:          CardioVascular BioTherapeutics, Inc.
Item 4.01 Form 8-K/A2
Filed November 12, 2008
File No. 0-51172

Dear Ms. Parikh:

This letter is in response to the November 14, 2008 letter from your division regarding certain items contained in the Form 8-K/A2 for CardioVascular BioTherapeutics, Inc (the “Company”) and telephone conversations on December 19, 2008 and December 23, 2008.  The Company appreciates your time and attention to this matter in addition to the extension that your office has provided in order to allow for a detailed explanation to the comments from your division.

Item 4.01(a)

1.           Two years prior to engaging the new independent registered public accounting firm, Malone & Bailey, PC, the Company engaged Malone & Bailey, PC  for consultation on FIN 46 (R) and  received two memoranda from Malone & Bailey, PC that contained its views in conjunction with its FIN 46(R) analysis.  We have attached those memoranda as Exhibits 15.1 and 15.2, per your request.  In addition, we expanded our disclosure on Amendment 4 of the Form 8-K under Item 4.01, section 2, in the last paragraph, to further explain this.

2.           Singer Lewak LLP was not consulted on issues related to the FIN 46(R) analysis and it did not express any views as to the analysis, however it audited the Company's financial statements as of and for the years ended December 31, 2007 and 2006 which included procedures relating to the review of the Company's FIN 46(R) analysis. Singer Lewak's opinion was unmodified except for an emphasis paragraph relating to an uncertainty as the Company's ability to continue as a going concern and expressed the opinion that the Company's financial statements were presented, based on their audits, in accordance with U.S. generally accepted accounting principles.

3.           We have revised the Form 8-K with Amendment 4 being filed concurrent with this Correspondence and per your request we have obtained an updated Exhibit 16 letter from Singer Lewak and have included it as Exhibit 16.1.

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134

Acknowledgements

CardioVascular BioTherapeutics, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.  CardioVascular BioTherapeutics, Inc. acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mickael A. Flaa
Mickael A. Flaa
Chief Financial Officer

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134